(Translation)

To Whom It May Concern:

                                                                     May 8, 2003
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                     Notice Concerning Repurchase of Shares
         (Repurchase of Shares under Article 210 of the Commercial Code)


At its meeting held on May 8, 2003, the Board of Directors of Toyota Motor Corporation ("TMC") resolved to propose an agenda asking for authorization to repurchase its shares under the provision of Article 210 of the Commercial Code at the FY2003 Ordinary General Shareholders' Meeting to be held on June 26, 2003. We hereby inform you as follows.



1.    Reasons for repurchase

      In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.

2.    Type of shares to be repurchased             Shares of common stock of TMC

3.    Aggregate purchase price of shares           Up to JPY 400,000,000,000

4.    Aggregate number of shares to be             Up to 150,000,000 shares
      repurchased


(Note) The above repurchase of shares shall be conditional upon the agendum "Repurchase of Shares" being approved at the FY2003 Ordinary General Meeting of Shareholders scheduled to be held on June 26, 2003.


[Reference]

Number of issued shares of TMC                     3,609,997,492 shares
(as of March 31, 2003)